EXHIBIT 99.1

Digihost Reports Positive Second Quarter 2022 Results

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 4, 2022 to its short form base shelf prospectus dated February 23, 2022.

TORONTO, Aug. 16, 2022 (GLOBE NEWSWIRE) -- Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSXV: DGHI), an innovative U.S. based Bitcoin (“BTC”) mining company, announces unaudited financial results for the second quarter ended June 30, 2022 (all amounts in U.S. dollars, unless otherwise indicated).

“Digihost is pleased to present its second quarter financial results, highlighted by a 129% increase in Bitcoins mined during Q2 2022 compared to Q2 of 2021,” said Paul Ciullo, CFO of Digihost. “Even though there have been considerable challenges in the markets and crypto space in general, the Company has experienced positive momentum to date in the second half of 2022, highlighted by the acquisition of a new facility in the state of Alabama. Significant progress has already been made to develop the new site which has 22MW of high voltage infrastructure in place. We are currently projecting the commencement of mining operation in early Q4 of this year.”

Ciullo continued: “Since inception, the Company has made significant investments in infrastructure coupled with its dedication to securing access to clean and renewable energy sources and being a leading ESG organisation. These foundational goals have led to year-to-date revenue generation from mining of $14.8M, an increase of 49% over the preceding year, year-to-date realized net income of $20.9, EBITA of $22.42 million, and earnings per share of $0.79.”

First half of 2022 Financial Highlights

  Revenue from digital currency mining of $14.8 million reported for the six-month period ended June 30, 2022, compared to $9.9 million for the six-month period ended June 30, 2021, an increase of 49%;
  For the six-month period ended June 30, 2022, the Company mined a total of 438.86 BTC compared to 215.23 BTC for the six-month period ended June 30, 2021;
  Operating income for the six-month period ended June 30, 2022 of $18.2 million, an increase of 76% over the same period for the prior year;
  Realized net income of $20.9 million for the six-month period ended June 30, 2022, compared to realized net income of $10.1 million over the same period for the prior year;
  EBITDA* of $22.42 million for the six-month period ended June 30, 2022, compared to $11.77 million over the same period for the prior year, an increase of 90%;
  Total assets of $69.3 million;
  Cash and cash equivalents of $13.7 million as at June 30, 2022;
  Working capital of $13.9 million as at June 30, 2022;
  Property, plant and equipment consisting primarily of the Company’s BTC miners (57%) and mining infrastructure (43%) of $42.9 million;
  Raised CAD$13.3 million of institutional equity financing in a private placement at a premium to market price; and
  Closed and fully repaid a $10 million committed, collateralized revolving credit facility.

Q2 Highlights

  Revenue from digital currency mining increased by $2.4 million to $7.5 million compared to $5.1 million for the quarter ended June 30, 2021;
  The Company mined 251.68 Bitcoin in the quarter ended June 30, 2022, a 129% increase compared to the same period in 2021 due to an increase in hashrate from its highly efficient miners and initial testing and ramping of activities at North Tonawanda;
  Realized net income of $3.6 million for the three-month period ended June 30, 2022;
  EBITDA* of $3.1 million for the three-month period ended June 30, 2022;
  The Company has been building out its new Alabama facility which will initially have 22 MW of power with plans to expand to 55MW in Q1 of 2023. Miners are expected to be installed during Q4.

* EBITDA is a non-IFRS financial measure and should be read in conjunction with, and should not be viewed as an alternative to or replacement of, measures of operating results and liquidity presented in accordance with IFRS and refer readers to reconciliations of non-IFRS measures included in the Company’s MD&A.

(U.S.$ except per share data)	Six Months Ended
	June 30 2022	June 30 2021
Revenue from digital currency mining	14,772,937	9,879,628
Cost of power and production costs	(3,922,717)	(3,352,367)
Miner lease agreement	(5,204,416)	-
Depreciation and amortization	(4,204,219)	(1,471,424)
Gross profit	1,441,585	5,055,837
General and administrative and other expenses	(2,846,671)	(1,936,383)
Gain on sale of property, plant and equipment	2,340,658	939,516
Loss on settlement of debt	-	(279,070)
Foreign exchange	1,042,880	-
Other Income	156,679	-
Change in fair value - Miner Lease Agreement	(894,973)	-
Loss on sale of digital currencies	(12,174,435)	-
Revaluation of warrant liabilities	33,734,693	10,288,574
Loss on revaluation of digital currencies	(2,948,364)	-
Share based compensation	(1,637,583)	(3,771,306)

Operating income	18,214,469	10,297,168
Net financial expenses	(238,204)	(214,486)
Net income before taxes	17,976,265	10,082,682
Deferred tax recovery	2,946,842	-
Net income for the period	20,923,107	10,082,682
Foreign currency translation adjustment	(871,751)	807,948
Revaluation of digital currency, net of tax	(3,706,624)	(1,640,267)
Total comprehensive income for the period	16,344,732	9,250,363
Basic and diluted income per share Weighted average number of subordinate voting shares outstanding – diluted	0.79 26,647,397	0.55 18,486,810

Green Initiatives

Some key Company performance measures from its Green Initiatives include:

  Strategically located warehouses in NYISO’s “Upstate” region, where over 90% of the power generated comes from zero-emissions sources (nuclear, hydro, solar, and wind).
  Digihost recently entered into a long-term Community Solar contract through its energy partner, EnergyMark. The 7.5MW DC Solar array will generate roughly 9,800,000 kWh’s annually. It is located in LeRay, NY and is owned and operated by a subsidiary of NextEra Energy. Digihost signing on to be a long term “Anchor Subscriber” to this project allows for this developer to get the project financed and constructed. This aids in further renewable energy development throughout New York State.
  In addition to our participation in Community Solar and commitment to locally produced renewable and zero-emissions electricity, Digihost has participated in Demand Response programs since 2018 with a nearly perfect performance rating. During peak demand days on the grid, and when energy prices are skyrocketing and there are risks of brownouts, Digihost helps grid reliability by rapidly and fully reducing consumption down to essentially zero usage. These programs have several benefits for local rate payers but also the environment. Since Digihost turns off power, NYISO does not need to call on a rapid response generation source which would increase prices for local rate payers, and it also doesn’t have to import more electricity from less desirable generation sources; like coal from Pennsylvania.
  Digihost was nominated for a “Data Center Dynamics – Carbon Champion Award” in 2021.
  Digihost & CPower were nominated and recently awarded the Environment + Energy Leader Project of The year Award (Press release here: https://www.prnewswire.com/news-releases/cpower-wins-environment--energy-leader-project-of-the-year-award-for-work-with-crypto-mining-customer-digihost-301588878.html).
  Digihost and CPower are partnering on a pilot program to track and monitor carbon reductions through Demand Response programs.

North Carolina Expansion

The Company is pleased to announce that it acquired 25 acres of land in North Carolina with a request for allocation of up to 200MW of power. The Company is currently in discussions with potential JV partners.

Normal Course Issuer Bid Program

During May 2022, Digihost announced that it had received approval to undertake, at the Company’s discretion, a normal course issuer bid program (“NCIB”) to purchase up to 1,219,762 of its subordinate voting shares for cancellation. The NCIB was commenced due to the fact that, from time to time, the Company may consider that the market price of its subordinate voting shares do not accurately reflect the underlying value of the Company’s business.

The Company is suspending use of the NCIB at this time until further notice.

At-the-Market Financing Update

On March 4, 2022, the Company entered into an offering agreement with H.C. Wainwright & Co., LLC as agent, pursuant to which the Company established an at-the-market equity program (the “ATM Program”). From the commencement of the ATM Program through to the date hereof, the Company has not issued any securities pursuant to the ATM Program. Following the suspension of the NCIB, the Company will resume the use of the ATM Program and may issue securities pursuant to the ATM Program from time to time, if the Company determines that such issuances would be beneficial.

About Digihost

Digihost is a growth-oriented blockchain technology company primarily focused on BTC mining. Through its self-mining operations and joint venture agreements, the Company is currently hashing at a rate of approximately 650 PH/s.

For further information, please contact:

Digihost Technology Inc.
www.digihost.ca
Michel Amar, Chief Executive Officer
T: 1-818-280-9758
Email: michel@digihost.ca

Cautionary Statement
Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations including, as a result of the Company’s expansion efforts, acquisitions of equipment and infrastructure, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the ability to obtain regulatory approval for and complete acquisitions of equipment and infrastructure on the terms as announced or at all; the ability to successfully integrate the acquisitions of equipment and infrastructure on an economic basis or at all; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering program (the “ATM Program”) and the prices at which the Company may sell securities in the ATM Program, as well as capital market conditions in general; share dilution resulting from the ATM Program and from other equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; regulatory and other unanticipated issues that prohibit us from declaring or paying dividends to our shareholders that are payable in Bitcoin; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; development of additional facilities to expand operations in Alabama may not be completed on the timelines anticipated by the Company, or at all; approval of the Public Service Commission or other regulatory or board approvals being received on a timely basis, or at all; the acquisition of North Tonawanda, New York facilities closing on timely basis, or at all; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; the ability to adhere to Digihost’s dividend policy and the timing and quantum of dividends based on, among other things, the Company’s operating results, cash flow and financial condition, Digihost’s current and anticipated capital requirements, and general business conditions; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein.